[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

December 8, 2006

Ms. Sonia Barros
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

  Re:
  Flagstone Reinsurance Holdings Limited
  Registration Statement on Form S-1
  Registration No. 333-138182

Dear Ms. Barros:

        Set forth below are the responses of Flagstone Reinsurance Holdings Limited (the "Company") to your comments regarding the Registration Statement on Form S-1 filed by Flagstone on October 24, 2006. Concurrently with this letter, the Company is filing Amendment No. 1 to the Form S-1 ("Amendment No. 1").

        The paragraphs below are numbered to correspond to your comments as set forth in your letter dated November 20, 2006. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

        All capitalized terms used but not defined herein shall have the same meaning as in Amendment No. 1. Page numbers used in our responses below also refer to Amendment No. 1.

General

1.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response

  We confirm that we are aware of this requirement.

2.
Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response

  We confirm that we are aware of this requirement.

3.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response

  We have followed this instruction with respect to your comments.

4.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response

        The Company currently does not expect to provide any graphic, visual or photographic information in the printed prospectus. In the event that the Company decides to provide any such information in the printed prospectus, that information will be provided to the Staff prior to use.

5.
We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text the first time the term is used so that investors can understand the disclosure without departing from the body of the prospectus.

Response

        We have reviewed the first use of each glossary term and added a brief explanation where appropriate in response to your comment. For some instances of the first use of a term, we believe that adding even a brief explanation of the term would make the prospectus unduly cumbersome. Most of those instances are of relatively well-known terms that first appear in the first few paragraphs of the Summary. In those instances we have not added an explanation in the text of the prospectus.

Prospectus Summary, page 4

6.
Please revise your disclosure to explain the meaning of your A.M. Best rating the first time it is referenced.

Response

  We have revised the Summary in response to your comment.

7.
While your summary provides a brief description of your operations and the various places in the world where you have established operations, given that the company is newly formed and therefore has little or no operating history, you should expand the summary to explain generally and briefly the geographic regions and perils you have reinsured thus far.

Response

  We have revised the Summary in response to your comment.

8.
On page 5 and later in the Business section, you state that your operating platform is "unique" and "provides significant efficiencies." It appears that other reinsurance companies may also diversify their operations in various countries, outsource to certain jurisdictions parts of their operational functions, etc. Supplementally, please provide us with evidence that supports your contention that your platform is truly unique in the reinsurance industry.

Response

        We have revised these sections in response to your comment, so that rather than describing the operating platform as "unique," we now state that we believe it "differentiates us among Bermuda-based reinsurance companies of comparable capital size." The primary basis for this belief is the knowledge of the principal executive officers of the Company, who, through their work experiences and their contacts with their peers at other Bermuda-based firms, broadly know the extent to which many Bermuda-based insurers and reinsurers diversify their operations geographically. As a supplementary basis, we have reviewed the most recent annual reports and similar comprehensive filings of the Bermuda-based issuers that the Company has identified as its principal competitors in the prospectus, and none of those competitors describes a capability to perform core service functions outside of Bermuda to an extent that is comparable to that of the Company.

9.
In the "Recent Industry Trends" subsection on page 5, you state that attractive pricing conditions exist in the reinsurance industry as a result of numerous recent catastrophic events. Here, in the Risk Factors, Insurance Industry Background and the Business sections, you should expand your disclosure to note that while these favorable "hard market" pricing conditions may increase premium levels and improve terms, to the extent you cede your risks, which is part of your strategy, you will likewise encounter a hard pricing environment.

Response

        We have expanded our disclosure in this subsection of the Summary, in "Risk Factors" (on page 15), in "Insurance Industry Background" (on page 73) and in "Business" (on page 76) in response to this comment.

10.
You mention "sidecars" as part of your strategy here, and discuss the Mont Fort sidecar later in the prospectus. You should note here briefly the capital structures of the sidecars and note that Lehman Brothers is a primary investor.

Response

  We have revised the disclosure in the Summary in response to this comment.

11.
In the "Risk Factors" subsection on page 8, please add a brief description of the conflicts of interest that exist or may arise from your related party transactions.

Response

  We have revised the disclosure in the Summary in response to this comment.

Risk Factors, page 14

General

12.
Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "adversely affect us" and "subjects us to risks." These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

Response

  We have revised the disclosure in the Risk Factors section in response to your comment.

13.
Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings merely state a fact about your business, such as "Our reliance on reinsurance brokers subjects us to their credit risk" and "We operate in a highly competitive business environment" or describe an event that may occur in the future, such as "We are a new company and may encounter difficulties establishing the information technology systems necessary to run our business." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

Response

  We have revised selected subheadings in the Risk Factors section in response to your comment.

14.
We note that your operating platform is heavily reliant on the integration of operations in numerous locations throughout the world, Bermuda, Switzerland, India and Nova Scotia. Please consider adding a risk factor to discuss any material risks to your business of operating on such a global platform with locations dispersed throughout the world.

Response

        We have added a risk factor on page 23 under the subheading "Our complex global operating platform increases our exposure..." in response to your comment.

15.
On page 40 you indicate that a significant portion of your contracts provide short-tail reinsurance which means that you could become liable for a significant amount of losses on short notice. Please consider adding a risk factor to discuss any material risks to your business arising from the fact that a significant portion of your contracts are short-tail.

        We have added a risk factor on page 16 under the subheading "We may experience significant losses on short notice..." in response to your comment.

"The reinsurance business is historically cyclical....." page 14

16.
Please revise your disclosure to briefly describe the duration of the cycles experienced by the industry in the past.

Response

  We have revised this risk factor in response to your comment.

17.
Please revise your disclosure to clarify the current phase in the industry cycle. On page 5, you state that the events of 2005 led to diminished underwriting capacity and increased demand. In this risk factor you state that supply in recent years has increased and is likely to increase further. How can supply increase if there is diminished underwriting capacity? Please clarify.

Response

  We have revised this risk factor in response to your comment.

18.
To the extent that the current increase in supply of reinsurance has impacted your business in a material manner, please revise your disclosure to quantity the effect on your business. For example, if you have had to lower premium rates, by how much?

Response

        The Company believes its business has not been impacted in a material manner by the increase in supply of reinsurance, primarily because the rate of increase in supply has been less than the rate of increase in demand for property catastrophe reinsurance, which is the Company's most important line of business.

"We are dependent on key employees...., "page 16

19.
Please revise this risk factor to disclose the term of the employment agreements you have with your executives.

Response

  We have revised this risk factor (which now has the subheading "A failure to attract and retain key personnel...." and begins on page 18) in response to your comment.

"The financial strength rating of Flagstone may be revised downward....," page 17

20.
Please disclose the rough percentage of your reinsurance contracts that permit cancellation if your rating is downgraded below A- by A.M. Best.

Response

        We have revised this risk factor (on page 20) to state that approximately 70% of the Company's contracts permit cancellation in the event of a downgrade. The proportion is approximately the same measured either by number of contracts or by premiums written.

"We are a new company and may encounter difficulties establishing the information technology systems....," page 18

21.
Please revise your disclosure to identify the three major vendors from whom you license software. Include any written agreements as exhibits. Also note you should describe all material terms of these agreements in the Business section of your document. In the alternative, provide us your analysis as to why these agreements are not material contracts.

Response

        We have revised this risk factor to identify the three software vendors. However, we have neither filed the license agreements as exhibits nor described their terms in the prospectus, because none of them is material to the Company and because they are "ordinary course" agreements described in paragraph (b)(10)(ii) of Item 601 of Regulation S-K. The terms of these license agreements are standard terms that these vendors offer, with limited variations, widely to insurance and reinsurance companies. The termination of any one of these license agreements would not have a material effect on the Company, because the remaining two vendors would be close substitutes. The Company believes that filing the license agreements as exhibits or providing detailed descriptions of them would not add to the material information available to investors.

"Our investment portfolio may suffer reduced returns or losses...., " page 19

22.
Please briefly describe which of your "certain investments" are subject to pre-payment or reinvestment risk.

Response

        In response to your comment, we have revised this risk factor to disclose that our fixed income portfolio is subject to reinvestment risk and included in this portfolio are mortgage backed and asset backed securities which are subject to pre-payment risk.

23.
Please expand this risk factor to highlight that the company has yet to implement its investment strategy, and that unlike more established reinsurance companies with longer operating histories, you have no investment track record to which investors can refer.

Response

        We have revised this risk factor in response to your comment.

"We may be adversely affected by fluctuations in currency exchange rates." Page 19

24.
Please revise your disclosure to describe what percentage of your premiums, investments and liabilities are in foreign currencies.

Response

        We have revised this risk factor (which now has the subheading "The movement in foreign currency exchange rates" and begins on page 22) in response to your comment.

"We may need additional capital in the future....," page 20

25.
To the extent practicable, please quantify your future capital requirements.

Response

        We have revised this risk factor to quantify the Company's currently expected capital expenditures, and to disclose that the Company is not able to quantify its total future capital requirements.

26.
Please also quantify the foreseeable time period for which you believe present funding, including offering proceeds, will be sufficient.

Response

        We have added a statement in this risk factor with respect to the Company's operational needs for liquidity in response to your comment. The Company is not able to project the time at which it may experience a need for additional capital arising from an extraordinary event or opportunity, and we have noted that in the disclosure as well. We also have added a statement as to the Company's intent to maintain sources of liquidity to meet major losses.

"The commercial and investment activities of our principal shareholders....," page 20

27.
Please expand this risk factor to name your principal shareholders, executive officers, directors and underwriters who have or are engaged in related party transactions. Please also describe briefly the transactions and related conflicts that are most significant to potential investors so they can understand the nature of the risks without reference to other parts of the prospectus.

Response

        We have revised this risk factor (which now has the subheading "Some of our related parties....," and begins on page 23) in response to your comment.

"The emergence of unexpected claims and coverage issues....," page 20

28.
To the extent the impact could be material, please describe how your business may be affected by the terrorism insurance coverage provided by the federal government under the Terrorism Risk Act. Consider describing any material risk in a new risk factor.

Response

        We have added a new risk factor on page 25 in response to this comment.

"If we become subject to insurance statutes and regulations...." page 23

29.
Please revise your disclosure to briefly describe the "increased scrutiny" of the insurance and reinsurance regulatory framework of Bermuda.

Response

        We have revised this risk factor (which now has the subheading "Insurance statutes and regulations....," and begins on page 27) in response to your comment.

"We will incur increased costs as a result of being a public company." Page 23

30.
This risk factor, as currently written, could apply to any initial public offering. Please revise it so that it addresses your situation more specifically. See Item 503(c) of Regulation S-K. For example, you indicate that the cost of compliance for you could be material to you because of your size and scale of operations. Consider revising your disclosure to describe how and to quantify your expected costs. Also, state when you will become subject to Section 404 compliance.

Response

        The Company does not believe that the increased costs it may incur as a public company are materially different from those incurred by other public companies. The Company has also determined that costs of being a public company do not represent a significant factor that would make the offering speculative or risky. We have therefore deleted this risk factor. The Company currently expects to include management's report on internal control over financial reporting and the related auditor's report required by Section 404 of the Sarbanes-Oxley Act in its Form 10-K for the year ending December 31, 2007.

"Our business could be adversely affected by Bermuda employment restrictions." Page 23

31.
Please revise this risk factor to name the positions held by Messrs. Byrne, Prestia and Flitman. If any of your other executive officers require work permits, please also disclose their names and positions in this risk factor.

Response

        We have revised this risk factor (which now has the subheading "We could lose the services....," and begins on page 28) in response to your comment.

32.
In addition, to the extent material, provide the number of your key employees who require work permits.

Response

        We have revised this risk factor to state that 18 of our Bermuda-based professional employees require work permits.

"Future sales may affect the market price...," page 24

33.
Please revise this risk factor to provide a clear picture of the number of your shares that will be eligible for sale at different points of time in the future. For example, disclose the number of shares subject to registration rights and the number of shares which are issued or reserved for issuance under the PSU and RSU plans that you will register on Form S-8. Also disclose the number of shares that will be freely tradable when your lock-ups expire and note that the lock-up arrangement may be waived by the underwriters.

Response

        We have revised this risk factor in response to this comment.

"US. persons who own our common shares may have more difficulty...." page 26

34.
Please revise this risk factor to provide some examples of how these differences could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

Response

        We have revised this risk factor in response to your comment.

"U.S. persons who hold common shares maybe subject to U.S. income taxation....," page 28

35.
This risk factor as currently written is difficult to understand without reference to other sections of this prospectus. Please revise this risk factor so that the reader can understand the discussion without reference to another section of the prospectus.

Response

        We have revised this risk factor in response to your comment.

36.
Please also briefly explain the meaning of subpart F income and whether this income is subject to the ordinary income tax rates.

Response

        We have revised this risk factor in response to your comment.

"We may be subject to taxation in the United States....," page 29

37.
On page 23 you state that "a large portion of the gross premiums written by Flagstone are derived from reinsurance contracts entered into with entities domiciled in the United States." To the extent that this impacts the risk that you may be considered to be "engaged in business in the United States" and subject to taxation in the United States, please expand this risk factor to discuss.

Response

        The portion of gross premiums written by Flagstone that are derived from reinsurance contracts entered into with entities domiciled in the United States does not impact upon the risk that Flagstone may be considered to be "engaged in business in the United States" and thus subject to taxation in the United States. We have nevertheless revised the risk factor to make the risk easier to understand.

Use of Proceeds, page 33

38.
To the extent possible, with respect to the proceeds to be used for "other general corporate purposes," please furnish a brief outline of what these include, e.g. business development, marketing, hire additional personnel, etc.

Response

        We have revised this section and as revised it no longer refers to "other general corporate purposes."

39.
Please provide the approximate dollar amount of net proceeds that will be used to increase Flagstone's capital and surplus and for other general corporate purposes.

Response

        We have revised this section to state that substantially all of the net proceeds of this offering will be used to increase the underwriting capacity of Flagstone.

Dividend Policy, page 34

40.
Please revise your disclosure to describe the time period over which the maximum distributions of approximately $602.7 million can be made. For example, can these distributions be made at the same time, over the course of one quarter, over the course of one year? Please explain. Also, state whether you have since June 30, 2006 or intend to pay any dividends before the completion of the offering.

Response

        We have revised this section in response to your comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 41

41.
Please expand your disclosure on page 44 to explain how premiums on pro rata contracts are earned and how those premiums attach to the risks.

Response

        We have revised this disclosure (now on page 51) in response to your comment.

Loss and Loss Adjustment Expense Reserves, page 41

42.
We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for property casualty losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please expand your disclose to include the following information for each of your lines of business. Please also consider providing any additional information, to achieve this objective.

a.
Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Please separate disclose your IBNR and case reserves for each line of business.

Response

        We have added disclosure on page 48 in response to your comment.

  b.
  Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Response

        We have revised this disclosure in response to your comment.

  c.
  You disclose on page 44 that the Company employs sensitivity analysis in selecting your point estimate, which involves varying industry loss assumptions for catastrophe events and estimated loss ratios for non-catastrophe business. For your catastrophe business, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, for each line of business please disclose the following:

  1.
  For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.

  2.
  Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response

        We have revised this disclosure in response to your comment.

  d.
  We note your proposed sensitivity analysis depicting a 10% change in your loss ratio. Please disclose whether this change reflects a reasonably likely change and, if so, why management believes so. In addition, it appears that the loss ratio was only a key assumption for the non-catastrophe business. Please quantify and present, preferably in a tabular format, the affect that reasonably likely changes in the key assumptions for your catastrophe loss reserves may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response

        We have revised this disclosure in response to your comment.

        The reference to a 10% change in loss ratio related to both the catastrophe and non-catastrophe business. The calculation was based on a 10% movement in our June 30, 2006 loss ratio of 17.5%. As such, if the ratio increased by 10% to 19.25% the increase in our loss and loss adjustment reserves would amount to $984,000 (being 1.75% of earned premiums of $56,247,000).

Stock Based Compensation, page 46

43.
Please explain to us why you went from a fair value valuation method of using the price of your private placements to a valuation using price to book value comparisons. Also explain to us why a comparison of multiple publicly traded reinsurers with a longer track record, more mature infrastructure and more established franchise was used instead of reinsurers that more closely resembled your company, and if any adjustments were made to' the comparative price to book values to reflect your fair value.

Response

        For the 369,000 PSUs granted between December 20, 2005 and February 20, 2006, the Company selected the fair valuation method using the share price of our private placements due to the consistency of the timing of the PSU grants and the closings of the private placement.

        For the 344,000 PSUs granted between April 1, 2006 and May 22, 2006, the Company did not use the price of its private placement to value the PSUs due to the time gap between the final closing on February 23, 2006 and the grant dates above.

        To establish a reference point to fair value these PSU's we referred to the AICPA Practice Aid "Valuation of Privately Held Company Equity Securities Issued as Compensation" to assess the fair value of the PSUs granted between April 1, 2006 to May 22, 2006. The guide outlines a market approach which uses direct comparisons (including price to book value) to publicly quoted enterprises and their equity securities to estimate the fair value of the common shares of privately issued securities.

        In applying the above guidance, we reviewed the price to book multiples of a group of comparable Bermuda based publicly traded reinsurance companies as at March 31, 2006. We selected these companies as opposed to companies that more closely resembled our Company as there were no comparable publicly quoted reinsurers which resembled our stage in the development process and are publicly quoted in the U.S. capital markets.

        Given these companies have a longer track record, mature infrastructure and more established franchise than Flagstone we concluded that their price to book value merited an adjustment for the above factors given the liquidity of their stock and franchise value. Management believes that a multiple to book value of 1:1 was a reasonable basis for fair value of the PSUs granted at April 1, 2006.

Results of Operations

Six Months Ended June 30 2006

Net Realized Losses, page 54

44.
Please specify which derivative instruments caused the realized and/or unrealized losses and why the losses occurred.

Response

        We have revised the disclosure (which, through September 30, is now "Net Realized Gains" and begins on page 61) in response to your comment.

Liquidity and Capital Resources, page 55

Sources and Uses of Funds, page 55

45.
Please revise to discuss liquidity on a long-term basis as well. We consider long-term to be in excess of 12 months.

Response

        We have revised the disclosure in response to your comment.

46.
Please expand your disclosure in the section to describe and quantify any material expenditures you expect to have to implement your business strategy, e.g. to complete the establishment of Flagstone Reassurance Suisse SA, to construct your new building in India, to implement your revised investment strategy and to establish your proprietary technology.

Response

        We have revised the disclosure which now appears on page 64 in response to your comment. The Company does not anticipate incurring material expenditures to complete the establishment of Flagstone Reassurance Suisse SA and implement its revised investment strategy.

Contractual Obligations, page 59

47.
Please revise your table of contractual obligations to include the principal and related interest payments for your deferrable interest debentures.

Response

        We have revised the disclosure in response to your comment.

48.
You state in footnote (1) to the table that you do not currently estimate the future payment dates of loss and loss adjustment expenses. If this is the case, please explain to us how you determined the amounts included in the table.

Response

        We have revised the disclosure in response to your comment.

        The Company does currently estimate the future payment dates of loss and loss adjustment expenses—this was incorrectly stated in the original document.

Insurance Industry Background, page 63

49.
On page 66, in the last bullet point, you note that one factor that has resulted in higher premiums is the higher-than-average Atlantic-basin hurricane activity forecast for 2006. Please confirm whether or not this forecast was in fact correct. If it was not, you should note here, in MD&A and in the risk factors section the effect this has had, if any, or could have on pricing going forward.

Response

        We have revised this disclosure in response to your comment.

Business, page 67

Overview, page 67

50.
You indicate that your core business is providing property catastrophe reinsurance coverage to "selected insurance companies." To the extent you have any key customers, please expand your disclosure in the business section to discuss your reinsurance coverage of those key customers and your dependence on them. Include any material agreements as exhibits to the registration statement.

Response

        We have revised the disclosure to refer instead to "a broad range of select insurance companies and other reinsurers." The Company is selective in the choice of its customers, but it is not dependent on any one of them to any material degree.

Our Competitive Strengths, page 68

51.
Here and in the Summary, you state that the events of 2005 have resulted in "fundamental and enduring changes in the insurance and reinsurance markets." Please explain the basis for this statement and what these fundamental changes are. Unless you have evidence to the contrary, you should note that pricing, underwriting capacity and demand for reinsurance are cyclical and have in the past changed and varied over time.

Response

        We have added an explanation to the disclosure here and in the Summary.

52.
Here and in the Summary, you state that your senior team of underwriters has an average industry experience of 21 years. Please state how many people comprise this senior team.

Response

        We have revised this disclosure in response to your comment.

Underwriting and Risk Management, page 74

53.
Please revise your disclosure to explain how you subject your risks to "peer review."

Response

        We have revised this disclosure in response to your comment.

54.
You indicate that you use all three major vendor models in order to address the limitations in such models. Please revise your disclosure to briefly explain how these models differ and how use of all three addresses this issue.

Response

        We have added disclosure on page 82 in response to your comment.

Marketing, page 78

55.
Please describe any written or oral agreements you have with major brokers and include any written agreements as exhibits to the registration statement.

Response

        The Company has no written or oral agreements with major brokers.

Mont Fort, page 84

56.
Please explain why you are not the primary beneficiary of Mont Fort. Does Mont Fort enter into reinsurance agreements with other companies? If so, what percentage of Mont Fort's business is from Flagstone?

Response

        FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46(R)") states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. Paragraph 16 of FIN 46(R) states that for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.

        We considered the applicability of the provisions of Paragraph 16 and Paragraph 17 of FIN 46(R) for purposes of determining whether the Company or one of its related parties should be the primary beneficiary of Mont Fort Re ("Mont Fort"). The related parties of the Company that are involved in this transaction are as follows:

  1.
  Lehman Brothers, Inc.    LB I Group, Inc. ("LB I"), an affiliate of Lehman Brothers Inc., is a 90.9% holder of the preferred shares of Mont Fort Re ILW ("MFRE ILW"). LB I is a related party of the Company under FASB Statement No. 57 "Related Party Disclosures" ("SFAS 57") due to Lehman Brothers Inc.'s ownership interest in the Company and their representation on the Company's board of directors.

  •
  LB I is a 9.9% holder of the Company's common shares.

  •
  Other affiliates of Lehman Brothers Inc. hold 12.3% of the Company's common shares.

  •
  Danny James, a principal of the Merchant Banking Group and a managing director of Lehman Brothers, Inc. has been a director of the Company since December 2005.

  2.
  Flagstone Reinsurance Limited.    Flagstone Reinsurance Limited ("Flagstone") is involved with MFRE ILW through a Reinsurance Agreement and the quota share arrangement (described further below). Flagstone is a related party of the Company by virtue of being a wholly-owned subsidiary of the Company.

  3.
  West End Capital Management (Bermuda) Limited.    West End Capital Management (Bermuda) Limited ("West End") is involved with the MFRE ILW through the Investment Management Agreement (described further below). West End is a related party by virtue of being a wholly-owned subsidiary of the Company.

        The Company acquired Mont Fort in March 2006. The MFRE ILW cell was formed and preferred shares linked to the cell were issued in June 2006.

        Paragraph 17 of FIN 46(R) states that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.

Paragraph D49 of Interpretation 46 (R) states that no single factor is determinative of which party is most closely associated with the variable interest entity. The Company has concluded that it is not the primary beneficiary based on its evaluation of the relative weighting of each of the four factors listed in paragraph 17. We have summarized the key aspects of our analysis and conclusion below. Because Flagstone and West End are wholly owned subsidiaries of the Company, for purposes of analysis of the factors in paragraph 17, the Company evaluated the interests and involvement of its subsidiaries on a combined basis as compared the variable interest (i.e., the preferred shares) held by LB I.

        Paragraph 17(a): The existence of a principal-agency relationship between Lehman and the Company.

        The Company reviewed the indicators of a principal—agency relationship outlined in FIN 46(R) paragraph 16, EITF Issue 96-19 "Debtor's Accounting for a modification or Exchange of Debt Instruments" and EITF Issue No. 99-19 "Reporting Revenue Gross as Principal Versus Net as an Agent" and concluded that a principal/agency relationship does not exist between the Company and Lehman. Both the Company and Lehman entered into the transaction on their own behalf, and neither party controls the decisions of the other party with respect to their interests in MFRE ILW.

        Conclusion—This factor does not appear to be relevant for determining which related party is the primary beneficiary, given that no principal-agency relationship exists. Therefore, this factor would not point toward the Company as the primary beneficiary.

        Paragraph 17(b): The relationship and significance of the activities of Mont Fort to the various parties (the Flagstone entities and to LB I) within the related group.

Background

        The Company writes primarily property, property catastrophe and short tail specialty and casualty reinsurance for selected reinsurance companies, primarily on an excess of loss basis. The majority of our contracts are traditional reinsurance contracts which provide indemnity to a client in the event of a loss, generally arising from a catastrophic event. The Company acquired Mont Fort from Haverford in March 2006 because it is a flexible entity that can rapidly and cost-efficiently structure reinsurance transactions through its cells in response to demand from institutional investors, including demand for Industry Loss Warranties ("ILWs").

        ILWs can be contrasted with the Company's primary business in that, albeit ILWs are indemnity based, they are primarily linked to industry-wide loss triggers—that is, the triggering of a loss to the reinsurer depends in large part on a pre-agreed loss level being suffered by the insurance and reinsurance industry as a whole rather than only on the actual experience of the client. As a result of this feature, ILWs are generally bought when traditional reinsurance is not available and are normally not a permanent feature of a company's annual reinsurance program. ILWs are not part of a long-term program and they are not the kind of franchise building product the Company can rely on selling every year. The Company never intended ILWs to be a strategic focus because the Company prefers to provide more traditional reinsurance which is much more likely to be purchased on an annual basis for the foreseeable future. However, given the short-term demand for these products in 2006 and interest from LB I to assume a specific set of these underwriting risks (see discussion below in analysis of paragraph 17(d) and the design of Mont Fort for more information), Mont Fort provided a platform to design an ILW portfolio that met their specific preferences.

        In summary, through establishment of segregated cells within the Mont Fort structure, the proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of the Company's exposure appetite. As such, the Company will primarily cede business to Mont Fort which it is unable or unwilling to write for its own account due to its zonal aggregate limitations or other risk management constraints. This provides Mont Fort investors an opportunity to participate separately in business the Company would not normally retain for its own account.

        On June 6, 2006, Mont Fort closed an offering of preferred shares relating to MFRE ILW which yielded gross proceeds of $60.0 million. Prospectively, Mont Fort may establish additional cells to meet investor demand as market opportunities arise.

  Factors Considered in Assessing the Relationship and Significance of Mont Fort's Activities to the Company

        For the Company, the relationship with Mont Fort is reflected through the following arrangements:

  •
  Reinsurance contracts whereby Flagstone cedes reinsurance business to MFRE ILW that meets predefined criteria. Flagstone earns a 5% ceding commission and a 15% incentive fee that is based upon the performance of the business ceded to MFRE ILW. Flagstone ceded 5.5% of its gross premiums written to MFRE ILW which were written specifically for the cell and earned less than 1% of its total revenues in fee income (i.e. ceding commission and incentive fees) from MFRE ILW for the nine months ended September 30, 2006.

  •
  Flagstone provided reinsurance coverage to MRFE ILW in the form of a 8.3% quota share contract on all business of MFRE ILW. The premium on this contract amounted to $1.3 million, or less than 1% of gross premiums written by the Company for the nine months ended September 30, 2006. This ensures the investors in MFRE ILW that Flagstone will share a portion of the risks it cedes to MFRE ILW. Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone.

  •
  The assets of MFRE ILW are managed by a subsidiary of the Company upon which it earns investment management fees of 0.25% per annum in the amount of $0.1 million per year based on the current size of the cell. By managing the assets in house for a fee that covers our expenses, the subsidiary controls the credit quality of the assets held in the cell to minimize our credit risk.

  •
  The Company owns 100% of the common equity of the general account of Mont Fort which is maintained to meet the minimum required capital levels under the Bermuda Insurance Act to facilitate the segregated cell activities. The Company does not engage in insurance or reinsurance activities through this general account but through each segregated cell which is separately capitalized. Per the Act, the general account does not participate in the income and losses of the cells. Mont Fort has the ability to approve dividend payments and controls the establishment of additional cells. The Company, by virtue of holding 100 percent of the common stock of Mont Fort, controls decision making with respect to the appointment of the Mont Fort board of directors, investment and disbursement of cell assets and with respect to administration and payment of cell liabilities.

MFRE ILW assumes contracts solely from Flagstone.

        Flagstone assumes and cedes the ILW business to MFRE ILW in accordance with the reinsurance agreement (incorporating the underwriting guidelines) and the cell supplement to the Mont Fort Private Placement Memorandum. Both of these documents were designed in consultation with LB I to meet LB I's objectives prior to contributing their capital to the cell (see analysis of the design of the entity under paragraph 17(d) below). The reinsurance agreement and the supplement set out the expectations of both Flagstone and LBI as to the expected risk profile of the ILW risks to be underwritten.

        Although the strategy and underwriting guidelines of the cell adhere to Flagstone's underwriting strategy and risk management program, we view MFRE ILW and each cell to be formed in the future as having a distinct business strategy, underwriting strategy, underwriting risk management program because it is tailored to the demands and needs of the investor group and, and each cell is solely responsible for liabilities arising from the risks underwritten. The Company does not rely on the cessions to the cells as a means of acquiring reinsurance protection nor to expand its market share through new product offerings. The Company intends to only access this business upon request from investors who capitalize a cell structure. Although it provides the Company with a short term source of fee income and provides us with the opportunity to offer additional capacity to our brokers and clients in times of market dislocation when capacity for a given risk is in short supply, the Company does not view cessions to the cells as an essential part or extension of its long term franchise building activities.

        Mont Fort does not have any employees. The underwriters, investment management, legal and accounting staff of Flagstone provide services to MFRE ILW, and fees for those services along with the ceding commissions are charged to MFRE ILW, which compensates the Company for the operating costs incurred in providing these services. LB I has entered this agreement because they cannot build this reinsurance expertise in house, in a timely manner, to take advantage of market opportunities and as an alternative decided to use Flagstone expertise to invest in the reinsurance sector.

  Factors Considered in Assessing the Relationship and Significance of Mont Fort's Activities to LB I

        The Mont Fort structure provides LB I with ease of access to an attractive investment opportunity through a capital investment of $50 million in a segregated cell established to meet its risk profile. The activities of the MFRE ILW cell fit with their opportunistic investment strategy and enable them to avail of the current market dislocation where property catastrophe capacity is in short supply. Thus, this investment provides potentially more attractive investment returns to their investment portfolio than other equity or other fixed income investments. As noted above, LB I has entered this agreement because they can use the Company's expertise to invest in the reinsurance sector. An alternative to this would require LB I to establish an operation, hire the underwriting talent, establish the appropriate infrastructure and obtain a rating. The rating would be very difficult, and probably impossible to obtain given the level of capitalization and the risk profile of the contracts written together with the one year nature of the cell's activities. For this access, and to compensate for the potential credit risk of MFRE ILW given its risk profile, the Company charges a ceding commission and incentive fee to LB I.

        A key feature of a segregated cell is that the assets and liabilities of each cell are legally insulated from those of the general account and other cells. In addition, the preferred shareholders have the ability and the right to request redemption of their preferred shares.

  Conclusion

        On a quantitative basis, the activities of Mont Fort are not significant to the Company or LB I.

        However, on a qualitative basis, based on the analysis above the Company believes that there are aspects of the Company's and LB I's involvement with Mont Fort that should be considered in evaluating which is the primary beneficiary based on the activities of Mont Fort. Based on the above considerations, on balance, we believe that an evaluation of paragraph 17 (b) may lean more towards the Company's than LB I's being identified as the primary beneficiary.

        Based on the analysis outlined above, on balance, a quantitative and qualitative assessment of Mont Fort's activities, although ultimately inconclusive, points toward the Company's being identified as the primary beneficiary of Mont Fort.

  Paragraph 17(c): Exposure to Expected Losses of Mont Fort.

        Under the analysis of the current Mont Fort structure the majority of its expected losses will be absorbed by the preferred shareholders of MFRE ILW. The current preferred shareholders in MFRE ILW are LB I (90.9%) and an unrelated party (9.1%).

        The Company's modeling team performed an expected cash flow calculation in accordance with FIN 46(R) and concluded that LB I will absorb the majority (80%) of the expected losses of Mont Fort based on an internal model built using the guidance of FIN 46(R).

        The results of the expected loss analysis clearly determine LB I to be the primary beneficiary if it were not for the related party relationship between the Company and LBI and the need to consider other factors in paragraph 17 of FIN 46(R). Consequently, we believe this factor clearly points toward LB I as being the primary beneficiary.

  Paragraph 17(d): Design of the VIE.

        As noted above, the Company acquired Mont Fort from Haverford in March 2006 because it is a flexible entity that can rapidly and cost-efficiently structure reinsurance transactions through its cells in response to demand from institutional investors. The proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of Flagstone's exposure appetite.

        The Company owns 100% of the common shares of Mont Fort and controls the entity as a whole, albeit the design and activities of each individual cell are customized to each institutional investor's needs and requirements. Under the insurance laws of Bermuda, the operations, assets and liabilities of each cell are isolated from each other and from the common equity in the general fund.

        The Mont Fort facility is one in which the Company accesses the capital from the institutional investor base and models a portfolio of risks to be assumed by the cell matching the risk profile provided by the investor. In sum, the Company provides tailored solutions to meet institutional investor's demands. Thus, for example, LB I was significantly involved in developing the business and risk profile of MFRE ILW. Unlike other types of sidecar arrangements, we do not have a pre-packaged product to distribute to potential investors.

        The MFRE ILW cell was established with the objective of matching the risk/return profile that LB I was willing to assume. Lehman was fully engaged in the design stages of the cell. The potential portfolio of ILW risks was modeled using Monte Carlo simulations by the Company in advance of LB I's capital contribution. The modeled portfolio of risks was based on LB I's risk appetite, target returns, probability of returns and downside tolerance together with the Company's tolerance for risk of losses from reinsurance policies which could exceed the available capital in the cell. Upon satisfactory completion of due diligence, agreement and input on the risk profile of the potential ILW portfolio by LB I, LB I contributed $50.0 million to MFRE ILW cell. At this stage, the Company accessed the reinsurance markets to write the business to be assumed by MFRE ILW as opposed to it ceding existing business on its books. Absent the input and financial commitment from LBI, the Company had not planned on and likely would not have taken on the risk profile associated with the ILW portfolio.

        Prospectively, the Company expects to establish additional cells for new unrelated institutional investor groups as opportunities arise and these investors will be fully involved in deciding on the activities and design of their cell. The activities of the additional cells will be customized to meet the desired risk profile and return metrics of the client. As such, there is no exclusivity over the cell structure for Lehman.

        While the Company has been involved in the design of the overall Mont Fort structure, the business mix for each cell is specifically crafted to meet the investor's investment appetite and risk parameters. Given their central involvement in the design of the business objective and the activities that generate the expected losses we feel that LB I's involvement in the design of the cell activities is more indicative of beneficial ownership than the Company's design of the overall structure.

  Conclusion Based on Consideration of Factors 17(a)—17(d) on a Combined Basis.

        An important element in concluding which one of the related parties should be the primary beneficiary of Mont Fort is dependent on the relative weighting of the indicators outlined above. The factors should be weighted based on the facts and circumstances. Although no factor in paragraph 17 is determinative, more relative weighting of one factor may be required based on the nature of the transaction and the related party relationships.

        After careful consideration of all the above factors, and considering all related party relationships, LB I would meet the criteria to be considered the primary beneficiary and as such would consolidate Mont Fort. We believe that conclusion is supported primarily because of the weightings in the order set forthbelow:

  (1)
  The variability of the economic results of the Mont Fort structure is primarily driven by the significance of the potential losses. Therefore, we have applied a higher relative weighting to a party's exposure to expected losses—consistent with paragraph 14 of Interpretation 46(R). The greater the disparity between each party's exposure to expected losses, the more conclusive it will generally be and the greater the relative weighting that should be given to condition (c) of paragraph 17 of Interpretation 46(R). Based on our analysis above, we have concluded that LB I absorbs the majority (88%) of the expected losses of Mont Fort and as such the greater the relative weighting we have applied to condition (c).

  (2)
  The Company has been involved in the design of the overall Mont Fort structure. However, the business mix for each cell is specifically crafted to meet the investor's investment appetite and risk parameters. Given the investors central involvement in the design of the business objective and the activities that generate the expected losses we feel that LB I's involvement in the design of the cell activities to be more indicative of beneficial ownership than the Company's design of the overall structure.

  (3)
  Based on the activities analysis outlined above, on balance, a quantitative and qualitative assessment of Mont Fort's activities is inconclusive, though pointing towards the Company.

        Overall, based on the relative weighting of the above factors with the exposure to expected losses being the primary driver and recognizing this is an area of judgment, we have concluded that LB I is the primary beneficiary of Mont Fort.

  Responses to additional queries:

        Mont Fort does not enter into reinsurance agreements with other companies.

        100% of Mont Fort's business is from Flagstone.

57.
Please revise your disclosure here to fully describe the preferred stock purchase by the affiliate of Lehman Brothers Inc. in Mont Fort. At a minimum, you should name the affiliate and disclose the dollar amount, number and percentage of preferred shares purchased.

Response

        We have revised the disclosure which now appears on page 92 in response to your comment.

58.
In addition, please also disclose the dollar amount, number and percentage of preferred shares purchased by the Company.

Response

        We have revised the disclosure in response to your comment.

59.
It appears that Lehman is both an affiliate and related party. It appears that Lehman owns a significant portion of Mont Fort as well and that you cede business to Mont Fort. As to any transaction involving the purchase or sale of assets by or to Mont Fort, otherwise than in the ordinary course of business, you should state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller. Indicate the principle followed in determining the registrant's purchase or sale price and the name of the person making such determination. This disclosure must be provided for each such transaction. See Instruction 5 of Item 404(a) of Regulation S-K.

Response

        There has been no purchase or sale of assets among Lehman and Mont Fort.

Properties, page 85

60.
Please include any material lease agreements as exhibits. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response

        We are filing herewith lease agreements relating to the Bermuda, Canada and Switzerland offices of the Company.

Regulation, page 87

Certain Other Bermuda Law Considerations, page 90

61.
Please expand your disclosure to explain the meaning of an "appointed stock exchange."

Response

        We have revised the disclosure which now appears on page 98 in response to your comment.

Principal Shareholders. page 105

62.
We note your statement on page 107 that your executive officers Mark Byrne and David Brown own all of the share capital of Haverford, and that Haverford owns greater than 5% of your outstanding common stock. Messrs. Byrne and Brown appear to be beneficial owners of the shares held by Haverford. Please include these shares in the shares beneficially owned by each of them in the table in this section or provide of your analysis as to why these shares should not be included. Please also consider the shares held by HCP and Mr. Thomas Dickson's beneficial ownership of those shares.

Response

        We have revised the disclosure in response to your comment. We also now disclose that the shares held of record by Haverford and attributed to Mr. Byrne and Mr. Brown are, in each case, held through a trust for the benefit of others, and Mr. Byrne and Mr. Brown each disclaims beneficial ownership of those shares.

63.
Please identify the natural persons who have investment and voting control of the shares held by the Silver Creek entities, the Lightyear entities, Marathon Special Opportunity Master Fund, Ltd, and QVT Fund L.P.

Response

        We have revised the disclosure in response to your comment.

Certain Relationships and Related Transactions, page 107

64.
Please expand your description of your initial private placement with Haverford to disclose when the private placement closed and the amount and percentage of your shares you issued to Haverford and HCP at the time of the private placement.

Response

        We have revised this disclosure in response to your comment.

65.
Please briefly describe the "services performed" by Haverford and HCP in connection with the private placement.

Response

        We have revised this disclosure in response to your comment.

66.
Item 404(a) of Regulation S-K requires you to disclose, where practicable, the amount of a related party's interest in the transaction. Please revise your disclosure throughout this section to disclose this information. See for example,

•
Mr. Byrne's interest in the fees the company and its subsidiary paid or will pay to Longtail;

•
Mr. Byrne's interest in the purchase price for the aircraft the company paid to IAL Leasing;

•
Mr. Byrne's interest in the fees the company paid to West End under the operational support agreement; and

•
Each of Mr. Byrne's and Mr. Brown's interest in the consideration for each of West End, Mont Fort and Island Heritage.

Response

        We have revised this section in response to your comment. For transactions that involved Haverford, we have added disclosure that Mr. Byrne and Mr. Brown collectively may be deemed to have investment or voting control over all of the equity of Haverford, without specifying the portion of each of their interests through Haverford. We believe this is appropriate because this disclosure simply informs an investor as to the maximum potential interest of each of them in the transaction. Mr. Byrne and Mr. Browne each disclaims beneficial ownership of Haverford.

67.
Please revise your disclosure regarding the IAL Leasing transaction to disclose all the information required by Instruction 5 to Item 404(a) of Regulation S-K. If IAL Leasing acquired the aircraft within two years prior to the transaction, then disclose the cost of the aircraft to IAL Leasing. In addition, name the valuation experts used to determine the purchase price.

Response

        We have revised this disclosure in response to your comment.

68.
With respect to the investment by an affiliate of Lehman Brothers Inc. in the preferred shares of Mont Fort, please disclose the percentage ownership this investment represents and please briefly describe your relationship with Mont Fort in this section.

Response

        We have revised this disclosure in response to your comment.

69.
Please disclose the name of the affiliate of Lehman Brothers Inc. who provided additional investment banking services to the Company and the amount of fees paid for such services.

Response

        The Lehman entity that provided these services was in fact Lehman Brothers Inc. We have corrected this disclosure and added the fee amount in response to your comment.

70.
Please disclose the fees Rockridge pays to West End for its investment adviser services.

Response

        We have revised this disclosure in response to your comment.

71.
With respect to the disclosure regarding the lease between West End and Haverford, please revise your disclosure to clarify that Messrs. Byrne and Brown, your Executive Chairman and Chief Executive Officer, own all the share capital of Haverford. In addition, to the extent practicable, please also disclose each of Mr. Byrne's and Mr. Brown's interest in the rent and maintenance fees.

Response

        We have revised this disclosure in response to your comment, following the approach outlined in our response to comment 66.

72.
Please revise your disclosure to disclose the company's relationship with Value Capital L.P.

Response

        We have revised this disclosure in response to your comment.

73.
Please also breakdown the amount of investment advisory fees earned from each of Value Capital L.P., Mont Fort ILW, Island Heritage and Rockridge.

Response

        We have revised this disclosure in response to your comment.

Material Tax Consequences, page 110

74.
Your exhibit lists refers to opinions rendered by each of Stewart McKelvey, Kendall Freeman, Fox Mandal and Lenz & Staehelin under Item 601(b)(8) of Regulation S -K, requiring opinions of counsel as to material tax consequences. Your disclosure on page 110, however, indicates that the discussion of the tax consequences in the respective jurisdictions of each counsel is based upon "advice" of such counsel. Please revise this language to state that the discussion is the opinion of counsel, if in fact that is the case. If not, please explain.

Response

        We have revised this disclosure in response to your comment.

75.
Please provide your tax opinions in your next amendment or as soon as possible. We may have further comments upon review of those opinions.

Response

        We will provide tax opinions with a future amendment.

Description of Share Capital, page 125

Voting Rights, page 125

76.
Please expand your disclosure to clarify the operation of the formula used to reduce voting power. Consider using an example for clarification. For example, if you have two 9.9% shareholders, would their collective voting power of 19.8% be reduced to 9.9%? How would each share be impacted? It appears that you have two greater than 9.9% U.S. shareholders, Lehman entities and Silver Creek entities. Describe the effect of the formula on the shares held by these shareholders and other shareholders. Please also disclose the effect in a footnote to the principal shareholders table on page 105.

Response

        We have revised this disclosure and the footnote to the principal shareholders table in response to your comment.

Restrictions on Transfer, page 126

77.
We refer your statement that your Board of Directors is required to "register any transfer" settled on a stock exchange or automated quotation system. Please revise your disclosure to explain what type of registration your Board of Directors is required to complete upon such a transfer.

Response

        We have revised this disclosure in response to your comment.

78.
Please revise your disclosure to briefly describe the information required under your bye-laws that the Board of Directors may request.

Response

        We have revised this disclosure in response to your comment.

Consolidated Financial Statements

79.
Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

Response

        We have included financial statements and financial information at and for the period ending September 30, 2006 throughout the filing.

Note 2. Significant Accounting Policies

Premiums and Acquisition Costs, page F-9

80.
Please clarify in the filing what items could cause adjustments to the deposit premiums.

Response

        We have revised this disclosure in response to your comment.

81.
Please clarify in the filing when you would recognize commitment fees received. Also, clarify what happens to the commitment fees received if the counterparty elects not to utilize your reinsurance capacity, that is if the commitment fees are refundable.

Response

        We have revised this disclosure in response to your comment.

Note 4. Mont Fort Re Limited, page F-16

82.
Please provide to us your analysis under FIN46(R) that demonstrates why Mont Fort Re is a variable interest entity.

Response

        The following factors were considered in the Company's analysis of Mont Fort as a variable interest entity:

(1)
Capital Structure and funding

        Mont Fort is registered as a general business Class 3 insurer and is also registered as a "segregated accounts" company. Mont Fort is funded with a general account through the issuance of common shares. The proceeds of the issuance of preferred shares offered will capitalize the segregated account cell to which that Series is linked. The Company holds 100% of the common shares of Mont Fort and has the power to elect all of the members of its board of directors. The preferred shareholders have no voting rights and have no right to appoint or remove directors of Mont Fort.

(2)
Applicability of the Silo approach:

        Paragraph 13 of the Interpretation provides that an enterprise with a variable interest in specified assets of a variable interest entity is to treat those assets, and related liabilities, as a distinct variable interest entity (known as a silo) that is separate from the larger host variable interest entity if the specified assets are essentially the only source of payment for specified liabilities or other specified variable interests. The Company holds variable interests in MFRE ILW. The Company assessed if MFRE ILW (a segregated account of Mont Fort) met the silo provisions outlined above. The provisions of FASB Staff Position FIN 46(R)-1 were considered in this analysis

        Given the facts and circumstances, the Company believes that MFRE ILW should not be treated as a separate silo. Although the assets and liabilities are generally segregated from the assets and liabilities of other segregated accounts and the general account of Mont Fort, (1) all or substantially all of the operating activities of each segregated account involve and are conducted by wholly-owned subsidiaries of the Company, some of which also have variable interests in the cells, (2) significant decisions related to the cells of Mont Fort are made by the Company, and (3) the cells are managed and controlled collectively for purposes of determining the business objectives of the cells, the dividends that will be paid from the cells, and whether the preferred shares issued by the cells can be redeemed. Consequently, the Company can manage the risks and returns of each of the segregated accounts and how and when distributions to the preferred shareholders take place. The Company does not believe these facts are typical of structures that would be considered silos.

        In addition, the Company holds the common shares of Mont Fort, which is an interest in the entity as a whole, and controls certain parties that have variable interests in the cells. All of the variability in the cells that is not absorbed or received by the preferred shares in the segregated accounts inures to the Company (directly and through its related parties). Since the collective interests of the Company and its controlled parties relate to all of the assets and liabilities of Mont Fort, the Company has concluded to evaluate Mont Fort in its entirety for purposes of FIN46(R).

(3)
Analysis for Mont Fort under paragraph 5 of FIN 46(R)

        The appropriate guidance is FIN 46(R) "Consolidation of Variable Interest Entities" paragraph 5 for determination if an entity is a variable interest entity, which asks:

        Is the total equity investment at risk sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders?

        For purposes of this test, an equity investment at risk in an entity is an interest that is required to be reported as GAAP equity in that entity's financial statements that participates significantly in the profits and losses of the entity. The value of the common shares of Mont Fort's general account is $1.3 million and is held by the Company. Common shares meet the definition of equity at risk. The preferred share equity investment by the investors in the segregated accounts would not be considered equity at risk as the preferred shares only participate in the activities of the segregated account and not in Mont Fort.

        In determining whether or not the equity at risk of $1.3 million in Mont Fort is sufficient to finance its activities without additional subordinated financial support we considered the guidance in paragraph 9 of FIN 46(R).

        Paragraph 9 of FIN 46(R) states;

    The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity's equity at risk is sufficient.

        Those paragraphs provide that the following factors should be considered to determine the sufficiency of the equity at risk:

  a.
  The entity has demonstrated that its equity investment is not sufficient to fund activities of MFRE without additional subordinated financial support.

  b.
  The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional support—Preferred shares are subordinated financial support.

        The preferred shares are not rated and are priced to provide a potential return in excess of investment grade debt. As such, the preferred shares are a form of subordinated financial support. The fact that issuance of preferred shares is necessary to finance the activities of Mont Fort is evidence to support the conclusion that the equity investment at risk alone is insufficient to fund Mont Fort's activities.

        Also, Mont Fort does not have as much equity invested as other entities operating in this industry. The reinsurance companies operating in the current market tend to be capitalized with capital in excess of $100 million.

        Based on the analysis above, the Company has determined that Mont Fort is a variable interest entity.

        In addition please provide us the following:

    A breakdown of the voting interests and board of director control of Mont Fort Re at the time you entered into the share purchase agreement and as of June 30, 2006.

Response

        Flagstone has a 100% voting interest in Mont Fort and appoints all of the members of the board of directors of Mont Fort.

    You disclose on page 84 that Mont Fort Re is a general business Class 3 insurer. Tell us how a regulated entity would be a variable interest entity, as the presumption is that to qualify as a general business Class 3 insurer it would need sufficient equity to write business at the time it became a general business Class 3 insurer.

Response

        The capital and surplus required by a Class 3 Bermuda general and long term insurer is $1.25 million and this amount is retained in Mont Fort's general account to meet the minimum required capital levels under the Bermuda Insurance Act to facilitate our segregated cell activities. The Company does not engage in insurance or reinsurance activities through this general account but through each segregated cell which is separately capitalized. As noted above, this amount is not sufficient to permit Mont Fort to finance its activities without additional subordinated financial support from other parties and as such Mont Fort qualifies as a variable interest entity under FIN 46(R).

Item 16. Exhibits and Financial Statement Schedules, page II-3

83.
Please file your remaining exhibits, including the legal opinions, with your next amendment or as soon as they become available as we will need time to review exhibits prior to granting effectiveness of the registration statement.

Response

        We will file the legal opinions and underwriting agreement with a future amendment. We are filing herewith substantially all of the balance of the exhibits.

Exhibit 23.1

84.
Please file a revised consent for your independent registered public accounting firm which references the date of the report of independent registered public accounting firm.

Response

        We are filing a revised consent herewith.

* * *

        We also have added share and per-share data and have made miscellaneous updates throughout the prospectus. We are sending to you for next business day delivery five paper copies of Amendment No. 1 (one of which includes exhibits), marked to show changes from the registration statement as originally filed, for your convenience.

        We trust that Amendment No.1, and the supplemental explanations set forth above, are responsive to your concerns. Please feel free to contact my colleague, Andris Vizbaras (212-238-8698) or me (212-238-8711) with any questions concerning this registration statement.

Sincerely,
/s/ Robert A. McTamaney Robert A. McTamaney

RAMcT:cg-t